FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 8, 2021

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

CELLCOM ISRAEL ANNOUNCES ISRAELI MINISTER OF
COMMUNICATIONS APPROVAL FOR HOT GROUP TO JOIN IBC

Netanya, Israel – February 8, 2021 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today that following its previous announcement regarding an investment transaction between the Company, the Israel Infrastructure Fund and Hot Telecommunication Systems Ltd. in IBC Israel Broadband (2013) Ltd., or IBC, the Israeli Minister of Communications, or MOC, granted its approval for the transaction, which completes the regulatory approvals and changes required for the completion of the transaction. The MOC's approval includes certain amendments to IBC's license, including an obligation to reach 1.7 million households within 5 years, substantially in line with the investment agreement, and an obligation to provide a "shelf proposal" to any operator interested in purchasing its services. The completion of the transaction is expected to occur in the coming days. The Company shall report the completion of the transaction once it occurs.

For additional details see the Company's annual report on Form 20-F dated March 23, 2020 under "Item 4 – Information on the Company – B. Business Overview – Networks and Infrastructure – Fixed-line Segment – Investment in IBC and sale of fiber-optic infrastructure to IBC" and the Company's current reports on Form 6-K dated September  15, 2020 and January 20, 2021.

Forward looking statement
The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the completion of transaction, are subject to uncertainties and assumptions about the fulfilment of the conditions to the closing. The actual conditions the Company may face could lead to materially different outcome than that set forth above.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.  Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shai Amsalem Chief Financial Officer investors@cellcom.co.il Tel: +972-52-998-4774	Investor Relations Contact Elad Levy Investor Relations Manager investors@cellcom.co.il Tel: +972-52-998-4774

CELLCOM

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	For February 8, 2021	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary